                                WAVEPHORE, INC.           Filed pursuant to
                                                          rule 424(b)(3) Reg
                                                          No. 333-34127

                       SUPPLEMENT DATED NOVEMBER 12, 1998

                                       TO

                      PROSPECTUS DATED SEPTEMBER 26, 1997


         As a result of the conversion of the Series C Preferred Shares and the sale of Common Shares by the Selling Security Holders, and a reduction in the conversion price of Series C Preferred Shares related to reductions in the market price of the Company's Common Shares, the table below regarding Common Shares beneficially owned and to be sold by the Selling Security Holders has been amended and supersedes the table set forth on page 16 of the Prospectus dated September 26, 1997.

                            SELLING SECURITY HOLDERS

         The following table provides information regarding the beneficial ownership of the Common Shares as of November 9, 1998, and as adjusted to reflect the sale of the securities offered hereby, by the Selling Security Holders. Pursuant to Rule 416 of the Securities Act, Selling Security Holders may also offer and sell Common Shares issued with respect to the Series C Preferred Shares and the Warrants as a result of stock splits, stock dividends and anti-dilution provisions (including by reason of reductions in the conversion price of the Series C Preferred Shares related to reductions in the market price of the Company's Common Shares and otherwise in accordance with the terms thereof). Except as otherwise indicated, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their securities.


                                        COMMON SHARES
                                         BENEFICIALLY           COMMON SHARES
                                         OWNED AS OF              REMAINING                   COMMON SHARES
                                         NOVEMBER 9,            TO BE SOLD IN               BENEFICIALLY OWNED
                                           1998(1)             THE OFFERING(1)            AFTER THE OFFERING(2)
                                           -------             ---------------            ---------------------
         NAME OF SELLING
         SECURITY HOLDER                    NUMBER                  NUMBER              NUMBER            PERCENT
         ---------------                    ------                  ------              ------            -------

Marshal Capital Management,                357,539                 357,539                --                --
Inc., (formerly Proprietary
Convertible Investment Group Inc.)
Capital Ventures International             300,003                 300,003                --                --
CC Investments, LDC                        759,038                 759,038                --                --
Nelson Partners(3)                         383,647                 383,647                --                --
Olympus Securities, Ltd.(3)                308,038                 308,038                --                --
RGC International Investors, LDC           316,468                 316,468                --                --

---------------------

(1) Includes such number of Common Shares estimated to be issuable upon conversion of the Series C Preferred Shares as of November 9, 1998, assuming a Floating Conversion Price of $4.10 per share is used to determine the Common Shares issuable on such conversion. The actual number of such Common Shares (and the actual number of shares offered hereby) may be greater than the indicated amount as a result of the application of the Floating Conversion Price provisions at the actual date of conversion. See "Description of Securities." The Series C Preferred Shares were purchased by the Selling Security Holders in a private placement by the Company on July 24, 1997. The figures above also include up to 545,454 Common Shares issuable upon conversion of Warrants
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     sold in connection with the private placement of the Series C Preferred
     Shares, but exclude shares sold by Selling Security Holders prior to November 9, 1998.

     Except under certain limited circumstances, no holder of the Series C Preferred Shares or Warrants is entitled to convert or exercise such securities to the extent that the shares to be received by such holder upon such conversion or exercise would cause such holder to beneficially own more than 4.9% of the outstanding Common Shares. Therefore, the number of shares set forth herein and which a Selling Security Holder may sell pursuant to this Prospectus may exceed the number of Common Shares such Selling Security Holder would otherwise beneficially own as determined pursuant to Section 13(d) of the Exchange Act.

(2) Assumes that the Selling Security Holder disposes of all of the Common Shares covered by this Prospectus and does not acquire any additional Common Shares. Except as set forth in footnote 1, assumes no other exercise of options, warrants or conversion rights or issuances of additional securities.

(3) Citadel Limited Partnership is the managing general partner of Nelson Partners ("Nelson") and the trading manager of Olympus Securities, Ltd. ("Olympus") and consequently has voting control and investment discretion over securities held by both Nelson and Olympus. The ownership information for Nelson does not include the shares owned by Olympus and the ownership information for Olympus does not include the shares owned by Nelson.